UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

91851C201
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES DELORME PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                                Security and Issuer.

This statement relates to Common Stock, par value $0.10 per share (the “Shares”), of VAALCO Energy, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4600 Post Oak Place, Suite 309, Houston, Texas 77027.

Item 2.                                Identity and Background.

(a)    This statement is filed by Nanes Delorme Partners I LP, a Delaware limited partnership (“Nanes Delorme Partners”), Nanes Balkany Partners LLC, a Delaware limited liability company (“Nanes Balkany Partners”), Nanes Balkany Management LLC, a Delaware limited liability company (“Nanes Balkany Management”), Julien Balkany and Daryl Nanes. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

Nanes Balkany Partners is the general partner of Nanes Delorme Partners.  Nanes Balkany Management is the investment manager of Nanes Delorme Partners.  The managing members of Nanes Balkany Partners and Nanes Balkany Management are Julien Balkany and Daryl Nanes. By virtue of their positions with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Issuer’s Shares owned by Nanes Delorme Partners.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)    The principal business address of each of the Reporting Persons is 230 Park Avenue, 7th Floor, New York, New York 10169.

(c)    The principal business of Nanes Delorme Partners is investing in securities. Nanes Delorme Partners pursues primarily active investments in publicly traded oil and gas exploration and production companies that it believes are trading at a significant discount to their intrinsic values or where one or more potential catalysts exist that could materially unlock the inherent value of those companies. The principal business of Nanes Balkany Partners is acting as the general partner of Nanes Delorme Partners.  The principal business of Nanes Balkany Management is acting as the investment manager of Nanes Delorme Partners.  The principal occupation of Mr. Balkany is serving as a managing member of Nanes Balkany Partners and Nanes Balkany Management.  Concurrently, Mr. Balkany is a managing director of Nanes Delorme Capital Management LLC, a Delaware corporation (“Nanes Delorme Capital”), whose principal business is to provide financial advisory and broker-dealer services.  The principal occupation of Mr. Nanes is serving as the managing partner of Nanes Delorme Capital and as a managing member of Nanes Balkany Partners and Nanes Balkany Management.

CUSIP NO. 91851C201

(d)    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                (f)     Mr. Balkany is a citizen of France and Mr. Nanes is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 4,700,000 Shares owned in the aggregate by Nanes Delorme Partners is approximately $21,737,211 including brokerage commissions (including the Shares described in the next paragraph).  The Shares owned by Nanes Delorme Partners were acquired with partnership funds.

Certain of the Shares reported in this Schedule 13D as beneficially owned by Nanes Delorme Partners were contributed by one of its limited partners.  This limited partner contributed an aggregate of 2,700,000 Shares at an aggregate purchase price of approximately $12,558,213, in order to subscribe for and purchase interests in Nanes Delorme Partners.

Item 4.                                Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 91851C201

On March 11, 2008, Nanes Delorme Partners sent a letter to the Board of Directors of the Issuer describing a number of concerns it has with the Issuer’s performance.  The letter included certain recommendations including, without limitation, that the Board of Directors of the Issuer retain a top tier investment banker to initiate an open bid process to sell the Issuer to the highest bidder.  A copy of this letter is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

(a)    The aggregate percentage of Shares reported owned by each person named herein is based upon 59,024,481 Shares outstanding, which is the total number of Shares reported to be outstanding as of October 31, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2007.

As of the date hereof, Nanes Delorme Partners beneficially owns 4,700,000 Shares, constituting approximately 8.0% of the Shares outstanding.  As the general partner of Nanes Delorme Partners, Nanes Balkany Partners may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the investment manager of Nanes Delorme Partners, Nanes Balkany Management may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 4,700,000 Shares owned by Nanes Delorme Partners by virtue of their authority to vote and dispose of such Shares.  Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the Shares held by Nanes Delorme Partners, except to the extent of their pecuniary interest therein.

(b)    By virtue of their position with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Shares beneficially owned by Nanes Delorme Partners reported in this Schedule 13D.

(c)    Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

CUSIP NO. 91851C201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 11, 2008, Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1.	Joint Filing Agreement by and among Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes, dated March 11, 2008.

99.2.	Letter to the Board of Directors of VAALCO Energy, Inc. dated March 11, 2008.

CUSIP NO. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2008	NANES DELORME PARTNERS I LP

	By:	Nanes Balkany Partners LLC
General Partner

	By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Julien Balkany
Name:	Julien Balkany
Title:	Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Julien Balkany
Name:	Julien Balkany
Title:	Managing Member

/s/ Julien Balkany
Julien Balkany

/s/ Daryl Nanes
Daryl Nanes

CUSIP NO. 91851C201

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

NANES DELORME PARTNERS I LP*

1,000	4.6300	11/28/2007
40,000	4.4432	12/05/2007
45,000	4.5998	12/14/2007
50,000	4.5940	12/17/2007
50,000	4.5948	12/18/2007
50,000	4.7314	12/19/2007
108,000	4.8648	12/20/2007
45,000	4.7796	12/27/2007
200,000	4.6887	12/31/2007
50,000	4.5871	01/02/2008
75,000	4.6810	01/04/2008
100,000	4.5602	01/07/2008
130,000	4.7468	01/08/2008
15,000	4.7434	01/09/2008
25,000	4.7654	01/10/2008
60,000	4.9277	01/11/2008
80,000	4.8779	01/15/2008
1,000	5.0430	01/16/2008
100,000	4.7917	01/18/2008
200,000	4.3459	01/22/2008
200,000	4.1646	01/23/2008
150,000	4.4521	01/24/2008
183,000	4.4643	01/25/2008

*
For the period 11/28/07 through 1/30/08, a limited partner of Nanes Delorme Partners I LP purchased 2,700,000 Shares of VAALCO Energy, Inc.  On 2/14/08, the limited partner contributed such Shares, with an aggregate purchase price of approximately $12,558,213, in order to subscribe for and purchase interests in Nanes Delorme Partners I LP.   Nanes Delorme Partners I LP assumed the same cost basis for the contributed shares and valued its contribution at the limited partner’s own cost.

CUSIP NO. 91851C201

325,000	4.6157	01/28/2008
221,000	4.6623	01/29/2008
196,000	4.7365	01/30/2008
20,000	4.3048	02/22/2008
130,000	4.4257	02/27/2008
61,000	4.4376	02/28/2008
39,000	4.4361	02/29/2008
400,000	4.5100	03/03/2008
490,000	4.5435	03/04/2008
230,000	4.5729	03/05/2008
131,000	4.5466	03/06/2008
248,000	4.5369	03/07/2008
55,000	4.6948	03/10/2008
196,000	4.7588	03/11/2008

NANES BALKANY PARTNERS LLC
None

NANES BALKANY MANAGEMENT LLC
None

JULIEN BALKANY
None

DARYL NANES
None

CUSIP NO. 91851C201

EXHIBIT INDEX

Exhibit

99.1.	Joint Filing Agreement by and among Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany and Daryl Nanes, dated March 11, 2008.

99.2.	Letter to the Board of Directors of VAALCO Energy, Inc. dated March 11, 2008.